                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                            BALANCED CARE CORPORATION
                                (Name of Issuer)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                   057630-10-5
                                 (CUSIP Number)

                              IPC ADVISORS S.A.R.L.
                 28 RUE JEAN BAPTISTE FRESEZ, L-1542 LUXEMBOURG
                           TEL. NO.: 011-352-262-0471
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                                RORY GREISS, ESQ.
                   KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                               SEPTEMBER 13, 2000
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                                             Page 1 of 17 Pages.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                             Page 2 of 17 Pages.

                                  SCHEDULE 13D

----------------------------                          -----------------------------------
  CUSIP NO. 057630-10-5                                     PAGE  3  OF   17  PAGES
                                                                -----   -----
----------------------------                          -----------------------------------

-----------------------------------------------------------------------------------------
                          NAMES OF REPORTING PERSONS
    1                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


                          IPC Advisors S.A.R.L.
-----------------------------------------------------------------------------------------
    2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (SEE INTRUCTIONS)
                                                                                   (a)[ ]
                                                                                   (b)[ ]
-----------------------------------------------------------------------------------------
    3                     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4                     SOURCE OF FUNDS (SEE INSTRUCTIONS)

                          WC
-----------------------------------------------------------------------------------------
    5                     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]

-----------------------------------------------------------------------------------------
    6                     CITIZENSHIP OR PLACE OF ORGANIZATION

                          Luxembourg
-----------------------------------------------------------------------------------------
                 7        SOLE VOTING POWER

                          0
                     --------------------------------------------------------------------
                 8        SHARED VOTING POWER
  NUMBER
    OF                    17,972,400
   SHARES             -------------------------------------------------------------------
BENEFICIALLY              SOLE DISPOSITIVE POWER
  OWNED BY       9
   EACH                   0
 REPORTING           --------------------------------------------------------------------
  PERSON         10       SHARED DISPOSITIVE POWER
   WITH
                          17,972,400
-----------------------------------------------------------------------------------------
    11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          17,972,400
-----------------------------------------------------------------------------------------
    12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES (SEE INSTRUCTIONS)                           [ ]

-----------------------------------------------------------------------------------------
    13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          52.6%
-----------------------------------------------------------------------------------------
    14                    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                          CO
-----------------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                          -----------------------------------
  CUSIP NO. 057630-10-5                                     PAGE  4  OF   17  PAGES
                                                                -----   -----
----------------------------                          -----------------------------------

-----------------------------------------------------------------------------------------
                          NAMES OF REPORTING PERSONS
    1                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


                          LXB Investments Limited
-----------------------------------------------------------------------------------------
    2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (SEE INSTRUCTIONS)
                                                                                   (a)[ ]
                                                                                   (b)[ ]
-----------------------------------------------------------------------------------------
    3                     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4                     SOURCE OF FUNDS (SEE INSTRUCTIONS)

                          N/A
-----------------------------------------------------------------------------------------
    5                     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

-----------------------------------------------------------------------------------------
    6                     CITIZENSHIP OR PLACE OF ORGANIZATION

                          Cayman Islands
-------------------------------------------------------------------------------
                  7       SOLE VOTING POWER

                          0
                 ------------------------------------------------------
                  8       SHARED VOTING POWER
  NUMBER
    OF                    17,972,400
   SHARES        -------------------------------------------------------
BENEFICIALLY               SOLE DISPOSITIVE POWER
  OWNED BY         9
   EACH                    0
 REPORTING        ------------------------------------------------------
  PERSON           10      SHARED DISPOSITIVE POWER
   WITH
                           17,972,400
-----------------------------------------------------------------------------------------
    11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          17,972,400
-----------------------------------------------------------------------------------------
    12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES (SEE INSTRUCTIONS)                           [ ]

-----------------------------------------------------------------------------------------
    13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          52.6%
-----------------------------------------------------------------------------------------
    14                    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                          CO
-----------------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                          -----------------------------------
  CUSIP NO. 057630-10-5                                     PAGE  5  OF   17  PAGES
                                                                -----   -----
----------------------------                          -----------------------------------

-----------------------------------------------------------------------------------------
                          NAMES OF REPORTING PERSONS
    1                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


                          Lilian Trust
-----------------------------------------------------------------------------------------
    2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (SEE INTRUCTIONS)
                                                                                   (a)[ ]
                                                                                   (b)[ ]
-----------------------------------------------------------------------------------------
    3                     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4                     SOURCE OF FUNDS (SEE INSTRUCTIONS)

                          N/A
-----------------------------------------------------------------------------------------
    5                     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]

-----------------------------------------------------------------------------------------
    6                     CITIZENSHIP OR PLACE OF ORGANIZATION

                          Guernsey, Channel Islands
-----------------------------------------------------------------------------------------
                 7        SOLE VOTING POWER

                          0
                -------------------------------------------------------------------------
                 8        SHARED VOTING POWER
  NUMBER
    OF                    17,972,400
   SHARES       -------------------------------------------------------------------------
BENEFICIALLY               SOLE DISPOSITIVE POWER
  OWNED BY        9
   EACH                    0
 REPORTING       -------------------------------------------------------------------------
  PERSON          10       SHARED DISPOSITIVE POWER
   WITH
                           17,972,400
-----------------------------------------------------------------------------------------
    11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          17,972,400
-----------------------------------------------------------------------------------------
    12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES (SEE INSTRUCTIONS)                           [ ]

-----------------------------------------------------------------------------------------
    13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          52.6%
-----------------------------------------------------------------------------------------
    14                    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                          OO
-----------------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                          -----------------------------------
  CUSIP NO. 057630-10-5                                     PAGE  6  OF   17  PAGES
                                                                -----   -----
----------------------------                          -----------------------------------

-----------------------------------------------------------------------------------------
                          NAMES OF REPORTING PERSONS
    1                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


                          VXM Investments Limited
-----------------------------------------------------------------------------------------
    2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (SEE INTRUCTIONS)
                                                                                   (a)[ ]
                                                                                   (b)[ ]
-----------------------------------------------------------------------------------------
    3                     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4                     SOURCE OF FUNDS (SEE INSTRUCTIONS)

                          WC
-----------------------------------------------------------------------------------------
    5                     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]

-----------------------------------------------------------------------------------------
    6                     CITIZENSHIP OR PLACE OF ORGANIZATION

                          Cayman Islands
-----------------------------------------------------------------------------------------
                 7        SOLE VOTING POWER

                          0
                -------------------------------------------------------------------------
                 8        SHARED VOTING POWER
  NUMBER
    OF                    2,333,333.5
   SHARES       -------------------------------------------------------------------------
BENEFICIALLY               SOLE DISPOSITIVE POWER
  OWNED BY        9
   EACH                    0
 REPORTING       -------------------------------------------------------------------------
  PERSON          10       SHARED DISPOSITIVE POWER
   WITH
                           2,333,333.5
-----------------------------------------------------------------------------------------
    11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          2,333,333.5
-----------------------------------------------------------------------------------------
    12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES (SEE INSTRUCTIONS)                           [ ]

-----------------------------------------------------------------------------------------
    13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          6.39%
-----------------------------------------------------------------------------------------
    14                    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                          CO
-----------------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                          -----------------------------------
  CUSIP NO. 057630-10-5                                     PAGE  7  OF   17  PAGES
                                                                -----   -----
----------------------------                          -----------------------------------

-----------------------------------------------------------------------------------------
                          NAMES OF REPORTING PERSONS
    1                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


                          Vivian Trust
-----------------------------------------------------------------------------------------
    2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (SEE INTRUCTIONS)
                                                                                   (a)[ ]
                                                                                   (b)[ ]
-----------------------------------------------------------------------------------------
    3                     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4                     SOURCE OF FUNDS (SEE INSTRUCTIONS)

                          N/A
-----------------------------------------------------------------------------------------
    5                     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]

-----------------------------------------------------------------------------------------
    6                     CITIZENSHIP OR PLACE OF ORGANIZATION

                          Guernsey, Channel Islands
-----------------------------------------------------------------------------------------
                 7        SOLE VOTING POWER

                          0
                -------------------------------------------------------------------------
                 8        SHARED VOTING POWER
  NUMBER
    OF                    2,333,333.5
   SHARES       -------------------------------------------------------------------------
BENEFICIALLY               SOLE DISPOSITIVE POWER
  OWNED BY        9
   EACH                    0
 REPORTING       -------------------------------------------------------------------------
  PERSON          10       SHARED DISPOSITIVE POWER
   WITH
                           2,333,333.5
-----------------------------------------------------------------------------------------
    11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          2,333,333.5
-----------------------------------------------------------------------------------------
    12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES (SEE INSTRUCTIONS)                           [ ]

-----------------------------------------------------------------------------------------
    13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          6.39%
-----------------------------------------------------------------------------------------
    14                    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                          OO
-----------------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                          -----------------------------------
  CUSIP NO. 057630-10-5                                     PAGE  8  OF   17  PAGES
                                                                -----   -----
----------------------------                          -----------------------------------

-----------------------------------------------------------------------------------------
                          NAMES OF REPORTING PERSONS
    1                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


                          RH Investments Limited
-----------------------------------------------------------------------------------------
    2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (SEE INTRUCTIONS)
                                                                                   (a)[ ]
                                                                                   (b)[ ]
-----------------------------------------------------------------------------------------
    3                     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4                     SOURCE OF FUNDS (SEE INSTRUCTIONS)

                          WC
-----------------------------------------------------------------------------------------
    5                     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]

-----------------------------------------------------------------------------------------
    6                     CITIZENSHIP OR PLACE OF ORGANIZATION

                          Cayman Islands
-----------------------------------------------------------------------------------------
                 7        SOLE VOTING POWER

                          0
                -------------------------------------------------------------------------
                 8        SHARED VOTING POWER
  NUMBER
    OF                    2,333,333.5
   SHARES       -------------------------------------------------------------------------
BENEFICIALLY               SOLE DISPOSITIVE POWER
  OWNED BY        9
   EACH                    0
 REPORTING      --------------------------------------------------------------------------
  PERSON          10       SHARED DISPOSITIVE POWER
   WITH
                           2,333,333.5
-----------------------------------------------------------------------------------------
    11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          2,333,333.5
-----------------------------------------------------------------------------------------
    12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES (SEE INSTRUCTIONS)                           [ ]

-----------------------------------------------------------------------------------------
    13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          6.39%
-----------------------------------------------------------------------------------------
    14                    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                          OO
-----------------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                          -----------------------------------
  CUSIP NO. 057630-10-5                                     PAGE  9  OF   17  PAGES
                                                                -----   -----
----------------------------                          -----------------------------------

-----------------------------------------------------------------------------------------
                          NAMES OF REPORTING PERSONS
    1                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


                          Rachel Trust
-----------------------------------------------------------------------------------------
    2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (SEE INTRUCTIONS)
                                                                                   (a)[ ]
                                                                                   (b)[ ]
-----------------------------------------------------------------------------------------
    3                     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4                     SOURCE OF FUNDS (SEE INSTRUCTIONS)

                          N/A
-----------------------------------------------------------------------------------------
    5                     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]

-----------------------------------------------------------------------------------------
    6                     CITIZENSHIP OR PLACE OF ORGANIZATION

                          Guernsey, Channel Islands
-----------------------------------------------------------------------------------------
                 7        SOLE VOTING POWER

                          0
               --------------------------------------------------------------------------
                 8        SHARED VOTING POWER
  NUMBER
    OF                    2,333,333.5
   SHARES      --------------------------------------------------------------------------
BENEFICIALLY              SOLE DISPOSITIVE POWER
  OWNED BY       9
   EACH                   0
 REPORTING     --------------------------------------------------------------------------
  PERSON         10       SHARED DISPOSITIVE POWER
   WITH
                          2,333,333.5
-----------------------------------------------------------------------------------------
    11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          2,333,333.5
-----------------------------------------------------------------------------------------
    12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES (SEE INSTRUCTIONS)                           [ ]

-----------------------------------------------------------------------------------------
    13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          6.39%
-----------------------------------------------------------------------------------------
    14                    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                          OO
-----------------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                          -----------------------------------
  CUSIP NO. 057630-10-5                                     PAGE  10   OF   17  PAGES
                                                                ------    -----
----------------------------                          -----------------------------------

-----------------------------------------------------------------------------------------
                          NAMES OF REPORTING PERSONS
    1                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


                          HR Investments Limited
-----------------------------------------------------------------------------------------
    2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (SEE INTRUCTIONS)
                                                                                   (a)[ ]
                                                                                   (b)[ ]
-----------------------------------------------------------------------------------------
    3                     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4                     SOURCE OF FUNDS (SEE INSTRUCTIONS)

                          WC
-----------------------------------------------------------------------------------------
    5                     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]

-----------------------------------------------------------------------------------------
    6                     CITIZENSHIP OR PLACE OF ORGANIZATION

                          Cayman Islands
-----------------------------------------------------------------------------------------
                 7        SOLE VOTING POWER

                          0
                -------------------------------------------------------------------------
                 8        SHARED VOTING POWER
  NUMBER
    OF                    2,333,333
   SHARES       -------------------------------------------------------------------------
BENEFICIALLY              SOLE DISPOSITIVE POWER
  OWNED BY       9
   EACH                   0
 REPORTING      -------------------------------------------------------------------------
  PERSON         10       SHARED DISPOSITIVE POWER
   WITH
                          2,333,333
-----------------------------------------------------------------------------------------
    11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          2,333,333
-----------------------------------------------------------------------------------------
    12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES (SEE INSTRUCTIONS)                           [ ]

-----------------------------------------------------------------------------------------
    13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          6.39%
-----------------------------------------------------------------------------------------
    14                    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                          CO
-----------------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                          -----------------------------------
  CUSIP NO. 057630-10-5                                     PAGE  11   OF   17  PAGES
                                                                ------    -----
----------------------------                          -----------------------------------

-----------------------------------------------------------------------------------------
                          NAMES OF REPORTING PERSONS
    1                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


                          Henry Trust
-----------------------------------------------------------------------------------------
    2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (SEE INTRUCTIONS)
                                                                                   (a)[ ]
                                                                                   (b)[ ]
-----------------------------------------------------------------------------------------
    3                     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4                     SOURCE OF FUNDS (SEE INSTRUCTIONS)

                          WC
-----------------------------------------------------------------------------------------
    5                     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]

-----------------------------------------------------------------------------------------
    6                     CITIZENSHIP OR PLACE OF ORGANIZATION

                          Guernsey Channel Islands
-----------------------------------------------------------------------------------------
                 7        SOLE VOTING POWER

                          0
                -------------------------------------------------------------------------
                 8        SHARED VOTING POWER
  NUMBER
    OF                    2,333,333
   SHARES       -------------------------------------------------------------------------
BENEFICIALLY              SOLE DISPOSITIVE POWER
  OWNED BY       9
   EACH                   0
 REPORTING      -------------------------------------------------------------------------
  PERSON         10       SHARED DISPOSITIVE POWER
   WITH
                          2,333,333
-----------------------------------------------------------------------------------------
    11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          2,333,333
-----------------------------------------------------------------------------------------
    12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES (SEE INSTRUCTIONS)                           [ ]

-----------------------------------------------------------------------------------------
    13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          6.39%
-----------------------------------------------------------------------------------------
    14                    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                          OO
-----------------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                -----------------------------------
  CUSIP NO. 057630-10-5                           PAGE 12  OF   17  PAGES
                                                      -----   -----
----------------------------                -----------------------------------

------------------------------------------------------------------------------------------
                           NAMES OF REPORTING PERSONS
    1                      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


                           The Monument Trust Company Limited
------------------------------------------------------------------------------------------
    2                      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (SEE INSTRUCTIONS)                                       (a)[ ]
                                                                                    (b)[ ]
------------------------------------------------------------------------------------------
    3                      SEC USE ONLY

------------------------------------------------------------------------------------------
    4                      SOURCE OF FUNDS (SEE INSTRUCTIONS)

                           N/A
------------------------------------------------------------------------------------------
    5                      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                           PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

------------------------------------------------------------------------------------------
    6                      CITIZENSHIP OR PLACE OF ORGANIZATION

                           Guernsey, Channel Islands
------------------------------------------------------------------------------------------
                   7       SOLE VOTING POWER

                           0
                  ------------------------------------------------------------------------
                   8       SHARED VOTING POWER

                           24,972,400; 17,972,400 as trustee of the
                           Lillian Trust; 2,333,333.5 as trustee of
  NUMBER                   the Rachel Trust; 2,333,333.5 as trustee
    OF                     of the Vivian Trust; and 2,333,333 as
  SHARES                   trustee of the Henry Trust
BENEFICIALLY      ------------------------------------------------------------------------
  OWNED BY                 SOLE DISPOSITIVE POWER
   EACH            9
 REPORTING                 0
  PERSON          ------------------------------------------------------------------------
   WITH            10      SHARED DISPOSITIVE POWER

                           24,972,400; 17,972,400 as trustee of the
                           Lillian Trust; 2,333,333.5 as trustee of
                           the Rachel Trust; 2,333,333.5 as trustee
                           of the Vivian Trust; and 2,333,333 as
                           trustee of the Henry Trust
------------------------------------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                24,972,400; 17,972,400 as trustee of the Lillian Trust;
                2,333,333.5 as trustee of the Rachel Trust; 2,333,333.5 as trustee of the Vivian Trust; and 2,333,333 as trustee of the Henry Trust

------------------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES (SEE INSTRUCTIONS)                                      [ ]

------------------------------------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                60.6%
------------------------------------------------------------------------------------------
    14          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                CO
------------------------------------------------------------------------------------------

       The Reporting Persons set forth on the cover pages hereto hereby amend the report on Schedule 13D filed in respect of the events of July 21, 2000 (the "Schedule 13D") in respect of the Common Stock, par value $0.001 per share, of Balanced Care Corporation, a Delaware corporation, as set forth below. Unless otherwise indicated, each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 3. of the Schedule 13D is hereby amended and restated in its entirety as follows:

"Item 3.  Source and Amount of Funds or Other Consideration.

       IPC Advisors entered into a subscription agreement with the Issuer on October 8, 1999, as amended and restated on October 11, 1999 (the "Subscription Agreement"), structured in two phases. In the first phase of the transaction, on October 11, 1999, IPC Advisors purchased 3,300,000 shares of the Series C Convertible Preferred Stock of the Issuer (the "Preferred Stock") for an aggregate purchase price of $4,125,000 convertible into Common Stock on a one-to-one basis.

       IPC Advisors obtained the funds for the purchase of the Preferred Stock through a loan from Canary Investments S.A.R.L., a Luxembourg corporation and a sister corporation of IPC Advisors.

       In the second phase of the transaction, on December 21, 1999, the shareholders of the Issuer approved IPC Advisors' purchase of 13,400,000 newly issued shares of Common Stock for an aggregate purchase price of $16,750,000 pursuant to the Subscription Agreement, and IPC Advisors and the Issuer completed the approved transaction. In connection therewith, 3,300,000 shares of Preferred Stock previously purchased by IPC Advisors pursuant to the Subscription Agreement were converted into 3,300,000 newly issued shares of Common Stock. As a result of these transactions and certain subsequent open market purchases, IPC Advisors presently owns 17,040,000 shares of Common Stock, representing approximately 49.8% of the equity interest in the Issuer.

       IPC Advisors obtained the funds for the purchase of the Common Stock from its working capital.

       Effective June 30, 2000, RH Investments entered into a purchase agreement with the Issuer pursuant to which the Issuer issued to RH Investment on July 31, 2000 an unsecured convertible grid debenture in the principal amount of $4,666,667, which debenture is convertible into 2,333,333.5 shares of Common Stock at a conversion price of $2.00 per share of Common Stock.

       Effective June 30, 2000, VXM Investments entered into a purchase agreement with the Issuer pursuant to which the Issuer issued to VXM Investments on July 31, 2000 an unsecured convertible grid debenture in the principal amount of $4,666,667, which debenture is convertible into 2,333,333.5 shares of Common Stock at a conversion price of $2.00 per share of Common Stock.

       Effective June 30, 2000, HR Investments entered into a purchase agreement with the Issuer pursuant to which the Issuer issued to HR Investments on July 31, 2000 an unsecured convertible grid debenture in the principal amount of $4,666,666, which debenture is convertible into 2,333,333 shares of Common Stock at a conversion price of $2.00 per share of Common Stock.

       On September 13, 2000, IPC Advisors purchased 932,400 shares of Common Stock in over-the-counter brokered transactions. The purchase price for such shares of Common Stock was $1.00 per share. IPC Advisors obtained the funds for the purchase of the Common Stock from its working capital."


                                                           Page 13 of 17 Pages

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

"Item 5.  Interest in Securities of the Issuer.

       a. IPC Advisors directly holds 17,972,400 shares of Common Stock. LXB Investments, the Lillian Trust and the Trustee may each, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owners of such shares.

       b. IPC Advisors, LXB Investments, the Lillian Trust and the Trustee have shared voting and investment power with respect to the 17,972,400 shares of Common Stock, which represent approximately 52.6% of the issued and outstanding shares of Common Stock. IPC Advisors, LXB Investments, the Lillian Trust and the Trustee may be deemed to control the Issuer.

       c. RH Investments directly holds 2,333,333.5 shares of Common Stock. The Rachel Trust and the Trustee may each, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owners of such shares.

       d. RH Investments, the Rachel Trust and the Trustee have shared voting and investment power with respect to the 2,333,333.5 shares of Common Stock.

       e. VXM Investments directly holds 2,333,333.5 shares of Common Stock. The Vivian Trust and the Trustee may each, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owners of such shares.

       f. VXM Investments, the Vivian Trust and the Trustee have shared voting and investment power with respect to the 2,333,333.5 shares of Common Stock.

       g. HR Investments directly holds 2,333,333 shares of Common Stock. They Henry Trust and the Trustee may each, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owners of such shares.

       h. HR Investments, the Henry Trust and the Trustee have shared voting and investment power with respect to the 2,333,333 shares of Common Stock.

       i. The Trustee may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of those shares directly held by IPC Advisors, RH Investments, VXM Investments and HR Investments equaling in the aggregate 24,972,400 shares of Common Stock, which represent approximately 60.6% of the issued and outstanding shares of Common Stock. Together, the Reporting Persons may be deemed to control the Issuer."

                                                           Page 14 of 17 Pages

                                    SIGNATURE

       After reasonable inquiry and, to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Dated:  September 15, 2000

                                            IPC Advisors S.A.R.L.

                                            By: /s/ J.B. UNSWORTH
                                               ---------------------
                                            Name:  J.B. Unsworth
                                            Title: Director

                                            LXB Investments Limited

                                            By: /s/ J.B. UNSWORTH
                                                ---------------------
                                            Name:  J.B. Unsworth
                                            Title: Director

                                            Lillian Trust by The Monument Trust
                                            Company Limited in its capacity as
                                            Trustee

                                            By:  /s/ G.R. LEPAGE
                                                ---------------------
                                            Name:  G.R. LePage
                                            Title: Director

                                            The Monument Trust Company Limited
                                            in its capacity as Trustee of the
                                            Lillian Trust

                                            By: /s/ G.R. LEPAGE
                                               ----------------------
                                            Name:  G.R. LePage
                                            Title: Director

                                                            Page 15 of 17 Pages

Dated:  September 15, 2000

                                 VXM Investments Limited

                                 By: /s/ J.B. UNSWORTH
                                    -----------------------
                                 Name:  J.B. Unsworth
                                 Title: Director

                                 Vivian Trust by The Monument Trust Company
                                 Limited in its capacity as Trustee

                                 By:  /s/ G.R. LEPAGE
                                     ----------------------
                                 Name:  G.R. LePage
                                 Title: Director

                                 The Monument Trust Company Limited in
                                 its capacity as Trustee of the Vivian Trust

                                 By: /s/ G.R. LEPAGE
                                    -----------------------
                                 Name:  G.R. LePage
                                 Title: Director

                                                           Page 16 of 17 Pages

Dated:  September 15, 2000
                                 RH Investments Limited

                                 By: /s/ J.B. UNSWORTH
                                    -----------------------
                                 Name:  J.B. Unsworth
                                 Title: Director

                                 Rachel Trust by The Monument Trust Company
                                 Limited in its capacity as Trustee

                                 By: /s/ G.R. LEPAGE
                                    -----------------------
                                 Name:  G.R. LePage
                                 Title: Director

                                 The Monument Trust Company Limited in
                                 its capacity as Trustee of the Rachel Trust

                                 By: /s/ G.R. LEPAGE
                                    -----------------------
                                 Name:  G.R. LePage
                                 Title: Director

                                 HR Investments Limited

                                 By:  /s/ J.B. Unsworth
                                     ----------------------
                                 Name:  J.B. Unsworth
                                 Title: Director

                                 Henry Trust by The Monument Trust Company
                                 Limited in its capacity as Trustee

                                 By: /s/ G.R. LEPAGE
                                    -----------------------
                                 Name:  G.R LePage
                                 Title: Director

                                 The Monument Trust Company Limited in
                                 its capacity as Trustee of the Henry Trust

                                 By: /s/ G.R. LEPAGE
                                     ----------------------
                                 Name:  G.R. LePage
                                 Title: Director

                                                            Page 17 of 17 Pages